UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

AMERICAN VANTAGE COMPANIES

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

03037B106
(CUSIP Number)

Jack Becker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue, New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

April 16, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person
Ronald J. Tassinari

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization
U.S.A.

	7)	Sole Voting Power
80,560

NUMBER	8)	Shared Voting Power
OF SHARES		1,299,580
BENEFICIALLY
OWNED BY	9)	Sole Dispositive Power
EACH		80,560
REPORTING
PERSON WITH
	10)	Shared Dispositive Power
1,299,580

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,380,140

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Insructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
23.8%

14)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person
Audrey K. Tassinari

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization
U.S.A.

	7)	Sole Voting Power
27,778

NUMBER	8)	Shared Voting Power
OF SHARES		1,352,362
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power
REPORTING		27,778
PERSON WITH

	10)	Shared Dispositive Power
1,352,362

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,380,140

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
23.8%

14)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person
Stephen K. Bannon

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization
U.S.A.

	7)	Sole Voting Power
200,000

NUMBER	8)	Shared Voting Power
OF SHARES		824,811
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power
REPORTING		200,000
PERSON WITH

	10)	Shared Dispositive Power
824,811

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,024,811

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
17.4%

14)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person
Jeanne Hood

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization
U.S.A.

	7)	Sole Voting Power
77,501

NUMBER	8)	Shared Voting Power
OF SHARES		824,811
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power
REPORTING		77,501
PERSON WITH

	10)	Shared Dispositive Power
824,811

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
902,312

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
15.7%

14)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person
Steven G. Barringer

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (SEE ITEM 3)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization
U.S.A.

	7)	Sole Voting Power
45,000

NUMBER	8)	Shared Voting Power
OF SHARES		824,811
BENEFICIALLY
OWNED BY
EACH	9)	Sole Dispositive Power
REPORTING		45,000
PERSON WITH

	10)	Shared Dispositive Power
824,811

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
869,811

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
15.2%

14)	Type of Reporting Person (See Instructions)
IN

Item 1.Security and Issuer.
Item 2.Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURES
Index to Exhibits
EX-1
EX-4
EX-5
EX-6
EX-7
EX-8
EX-9
EX-10
EX-11
EX-12
EX-13

Introductory Explanation

This Schedule 13D is the original Schedule 13D (the “Group Schedule 13D”) being filed by the members of the board of directors of American Vantage Company (the “Issuer”), as a group. This Schedule 13D also amends and supplements (a) the Schedule 13D Statement of Ronald J. Tassinari with respect to the Issuer’s common stock, par value $.01 per share (the “Common Stock”), as amended by amendments numbered 1 through 15 (collectively, the “R. Tassinari Schedule 13D”), to the extent the information provided in this Schedule 13D relates to Mr. Tassinari, and (b) the Schedule 13D Statement of Audrey K. Tassinari with respect to the Common Stock, as amended by amendments numbered 1 through 5 (collectively, the “A. Tassinari Schedule 13D”), to the extent the information provided in this statement relates to Ms. Tassinari.

Item 1.   Security and Issuer.

Item 1 of the Group Schedule 13D shall read, and Item 1 of the R. Tassinari Schedule 13D and Item 1 of the A. Tassinari Schedule 13D are hereby amended and supplemented to read, in their entities as follows:

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of American Vantage Companies, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7674 West Lake Mead Boulevard, Suite 108, Las Vegas, Nevada 89128.

Item 2.     Identity and Background.

Item 2 of the Group Schedule 13D shall read in its entirety as follows:

(a)	This Statement is being filed by the following persons as members of the Board of Directors of the Issuer (collectively, the “Reporting Persons”):

(i)	Ronald J. Tassinari

(ii)	Audrey K. Tassinari

(iii)	Stephen K. Bannon

(iv)	Jeanne Hood

(v)	Steven G. Barringer

(b)	(i)	The business address of Ronald J. Tassinari is c/o American Vantage Companies, 7674 West Lake Mead Boulevard, Suite 108, Las Vegas, Nevada 89128.

(ii)	The business address of Audrey K. Tassinari is c/o American Vantage Companies, 7674 West Lake Mead Boulevard, Suite 108, Las Vegas, Nevada 89128.

(iii)	The business address of Stephen K. Bannon is c/o The Firm, 9100 Wilshire Blvd., Suite 100, West Beverly Hills, California 90212.

(iv)	The business address of Jeanne Hood is c/o American Vantage Companies, 7674 West Lake Mead Boulevard, Suite 108, Las Vegas, Nevada 89128.

(v)	The business address of Steven G. Barringer is c/o MGN, Inc. and Steven G. Barringer P.L.L.C., 101 Constitution Avenue, NW, Suite 800, Washington, D.C. 20001.

(c)	(i)	Ronald J. Tassinari is Chief Executive Officer, President and a director of the Issuer.

(ii)	Audrey K. Tassinari is a director of the Issuer.

(iii)	Stephen K. Bannon is Head, Strategic Advisory Services, for The Firm, a leading talent management company in the entertainment and media industries. Its principal office is located at 9100 Wilshire Blvd., Suite 100, West Beverly Hills, California 90212. Mr. Bannon is also a director of the Issuer.

(iv)	Jeanne Hood is a director to a number of companies, including the Issuer.

(v)	Steven G. Barringer is a member of the firm, MGN, Inc., a government relations firm, and is also a practicing attorney and maintains his own law practice, Steven G. Barringer, P.L.L.C, which provides legal services to the public. The principal office of both MGN, Inc. and Steven G. Barringer, P.L.L.C is located at 101 Constitution Avenue NW, Suite 800, Washington, D.C. 20001. Mr. Barringer is also a director of the Issuer.

(d)-(e)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States.

In addition, Items 2(b) and 2(c) of the R. Tassinari Schedule 13D is amended and supplemented by the forgoing provisions of Items 2(b)(i) and 2(c)(i) of this Schedule 13D, to the extent such provisions update the business address and principal occupations of Mr. Tassinari, and Items 2(b) and 2(c) of the A. Tassinari Schedule 13D is amended and supplemented by the forgoing provisions of Items 2(b)(ii) and 2(c)(ii) of this Schedule 13D, to the extent such provisions update the business address and principal occupations of Ms. Tassinari.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Group Schedule 13D shall read in its entirety as follows:

(a)	The Reporting Persons

On April 16, 2003, YaYa, LLC (“YaYa”) acquired 824,811 shares (the “Shares”) of Common Stock pursuant to an Asset Purchase Agreement, dated as of April 16, 2003 (the “Asset Purchase Agreement”), by and among YaYa, the Issuer and YaYa Media, Inc., a wholly-owned subsidiary of the Issuer, in exchange for the sale of substantially all of the assets of YaYa. Pursuant to a Voting Agreement, dated as of April 16, 2003 (the “Voting Agreement”), between YaYa, the Issuer and Ronald J. Tassinari, YaYa has agreed to vote the Shares (as well as any other shares of Common Stock acquired by YaYa) as directed by the Board of Directors of the Issuer, whose members currently are the Reporting Persons, with the exception of specified transactions set forth in the Voting Agreement. In connection therewith, YaYa granted an irrevocable proxy, coupled with an interest, to Ronald J. Tassinari for the sole purpose of voting the Shares as directed by the Board of Directors of the Issuer.

(b)	Ronald J. Tassinari

On April 16, 2003, Mr. Tassinari was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 25,000 shares of Common Stock at $1.41 per share, which became exercisable immediately. The grant of such option was made in connection with Mr. Tassinari’s new employment agreement with the Issuer.

On February 4, 2000, Mr. Tassinari was granted a ten-year option pursuant to the Issuer’s 1991 Officers Stock Option Plan to purchase 11,696 shares of Common Stock at $1.125 per share, which became exercisable immediately. The grant of such option was made in connection with past services rendered by Mr. Tassinari to the Issuer.

On February 4, 2000, Mr. Tassinari was granted a ten-year option pursuant to the Issuer’s 1992 Employee Stock Option Plan to purchase 43,859 shares of Common Stock at $1.125 per share, which became exercisable immediately. The grant of such option was made in connection with past services rendered by Mr. Tassinari to the Issuer.

Should Mr. Tassinari exercise his options as described above, he anticipates that the source of consideration to be paid to the Issuer will be from his personal funds.

In May 1998, Ronald J. Tassinari transferred an aggregate of 190,399 shares (after giving effect to the Issuer’s one-for-three (1:3) reverse stock split (including 333 shares held jointly with his spouse) effected on November 30, 1999) of Common Stock to the Tassinari Family Trust in which Mr. Tassinari and his wife, Audrey K. Tassinari, are the trustees and beneficiaries (the “Tassinari Family Trust”). In November 2000, Mr. Tassinari transferred an additional 58,400 shares of Common Stock to the Tassinari Family Trust.

(c)	Audrey K. Tassinari

On February 4, 2000, Mrs. Tassinari was granted a ten-year option pursuant to the Issuer’s 1992 Employee Stock Option Plan to purchase 27,778 shares of Common Stock at $1.125 per share, which became exercisable immediately. The grant of such option was made in connection with past services rendered by Ms. Tassinari to the Issuer.

Should Ms. Tassinari exercise her options as described above, she anticipates that the source of consideration to be paid to the Issuer will be from her personal funds.

In May 1998, Audrey K. Tassinari transferred an aggregate of 74,472 shares (after giving effect to the Issuer’s one-for-three (1:3) reverse stock split (including 333 shares held jointly with her spouse) effected on November 30, 1999) of Common Stock to the Tassinari Family Trust. In November 2000, Mrs. Tassinari transferred an additional 72,033 shares of Common Stock to the Tassinari Family Trust.

(c)	Stephen K. Bannon

On October 25, 2002, Stephen K. Bannon was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 25,000 shares of Common Stock at $1.26 per share. Such option is exercisable as follows (i) 12,500 shares became exercisable immediately and (ii) 12,500 shares become exercisable on May 23, 2003 (within 60 days from the date of this Statement). The grant of such option was made in connection with Mr. Bannon’s appointment as a director of the Issuer.

Steven K. Bannon was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 175,000 shares of Common Stock at $1.41 per share. The grant of such option was made in connection with Mr. Bannon’s appointment to the Issuer’s advisory group (the “Advisory Group”), which was established for the purpose of conducting initial reviews of merger and acquisition candidates for the Issuer. The shares issuable under such option were only to become exercisable upon the consummation of a merger or acquisition transaction with a third party during the term of the Advisory Group. The Issuer acquired YaYa, LLC on April 16, 2003. As a result of such acquisition, such option is now exercisable.

Should Mr. Bannon exercise his options as described above, he anticipates that the source of consideration to be paid to the Issuer will be from his personal funds.

(d)	Jeanne Hood

On November 28, 1994, Jeanne Hood was granted a three-year option to purchase 16,667 shares of Common Stock (after giving effect to the Issuer’s one-for-three (1:3) reverse stock split effected on November 30, 1999) at $2.07 per share, exercisable immediately. The grant of such option was made in connection with services rendered by Ms. Hood to the Issuer. In November 1997, Ms. Hood exercised such option. Ms. Hood used personal funds to exercise such option.

On February 4, 2000, Jeanne Hood was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 33,334 shares of Common Stock at $1.125 per share, exercisable upon grant. The grant of such option was made in connection with past services rendered by Ms. Hood to the Issuer.

On June 28, 2001, Ms. Hood was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 7,500 shares of Common Stock at $1.65 per share, exercisable upon grant. The grant of such option was made in connection with Ms. Hood’s appointment to the Issuer’s special committee (the “Special Committee”) which was established for the purpose of evaluating a potential acquisition candidate for the Issuer.

On October 25, 2002, Ms. Hood was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 20,000 shares of Common Stock at $1.26 per share, exercisable immediately upon grant. The grant of such option was made in connection with Ms. Hood’s appointment as Chairman of the Audit Committee of the Issuer.

Should Ms. Hood exercise her options as described above, she anticipates that the source of consideration to be paid to the Issuer will be from her personal funds.

(f)	Steven G. Barringer

On February 6, 1998, was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 25,000 shares of Common Stock (after giving effect to the Issuer’s one-for-three (1:3) reverse stock split effected on November 30, 1999) at $3.57 per share, exercisable as follows: (i) 5,000 shares became exercisable on February 6, 1998, (ii) 8,333 shares became exercisable on February 6, 1999 and (iii) 11,667 shares became exercisable on February 6, 2000. The grant of such option was made in connection with Mr. Bannon’s appointment as a director of the Board of Directors of the Issuer.

On October 25, 2002, Mr. Barringer was granted a ten-year option pursuant to the Issuer’s 1996 Stock Option Plan to purchase 20,000 shares of Common Stock at $1.26 per share, exercisable upon grant. The grant of such option was made in connection with Ms. Barringer’s appointment as Chairman of the Compensation Committee of the Issuer.

Should Mr. Barringer exercise his options as described above, he anticipates that the source of consideration to be paid to the Issuer will be from his personal funds.

In addition, Item 3 of the R. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Item 3(b) of this Schedule 13D and Item 3 of the A. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Item 3(c) of this Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Group Schedule 13D shall read in its entirety as follows:

(a)	The Reporting Persons

YaYa acquired the Shares in connection with the sale of substantially all of its assets to YaYa Media, Inc., a wholly-owned subsidiary of the Issuer, pursuant to the Asset Purchase Agreement. YaYa has agreed to vote the Shares (as well as any other shares of Common Stock acquired by YaYa) as directed by the Board of Directors of the Issuer, whose members currently are the Reporting Persons, with the exception of specified transactions, pursuant to the Voting Agreement. In connection therewith, YaYa granted an irrevocable proxy, coupled with an interest, to Ronald J. Tassinari for the sole purpose of voting the Shares as directed by the Board of Directors of the Issuer.

Except as otherwise described herein, neither of the Reporting Person have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

(b)	Ronald J. Tassinari

The options granted to Mr. Tassinari as set forth in Item 3 was granted to Mr. Tassinari as consideration for services rendered.

Mr. Tassinari transferred shares owned by him to the Tassinari Family Trust for purposes of forming a family trust with his wife, for which they are both the trustees and beneficiaries.

(c)	Audrey K. Tassinari

The options granted to Ms. Tassinari as set forth in Item 3 was granted to Ms. Tassinari as consideration for services rendered.

Ms. Tassinari transferred shares owned by her to the Tassinari Family Trust for purposes of forming a family trust with her husband, for which they are both the trustees and beneficiaries.

(d)	Stephen K. Bannon

The options granted to Mr. Bannon as set forth in Item 3 were granted to Mr. Bannon as an incentive to his performance in his capacity as a director of the Issuer and as a member of the Advisory Group.

(e)	Jeanne Hood

The options granted to Ms. Hood as set forth in Item 3 were granted to Ms. Hood as consideration for services rendered to the Issuer and as an incentive to her performance in her capacity as a director of the Issuer, as a member of the Special Committee and as Chairman of the Audit Committee of the Issuer.

(f)	Steven G. Barringer

The option granted to Mr. Barringer as set forth in Item 3 was granted to Mr. Barringer as an incentive to his performance in his capacity as a director of the Issuer and as Chairman of the Compensation Committee of the Issuer.

In addition, Item 4 of the R. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Item 4(b) of this Schedule 13D and Item 3 of the A. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Item 4(c) of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Group Schedule 13D shall read in its entirety as follows:

(a)	(i)	As of the date of this Statement, Ronald J. Tassinari beneficially owns 1,380,140 or approximately 23.8% shares of Common Stock, which includes (A) 824,811 shares owned of record by YaYa as to which the Board of Directors of the Issuer, of which Mr. Tassinari is a member, has the power to vote pursuant to the Voting Agreement, (B) 3,698 shares of our common stock owned of record by Mr. Tassinari, his spouse and adult son, as joint tenants, (C) 443,293 shares owned by the Tassinari Family Trust, a family trust in which Mr. Tassinari and his wife are trustees and beneficiaries with sole voting rights, (D) 80,555 shares issuable upon exercise of options granted to Mr. Tassinari, which shares are exercisable within the next 60 days, and (E) 27,778 shares issuable upon exercise of options granted to Mr. Tassinari’s wife, which shares are exercisable within the next 60 days. Mr. Tassinari disclaims beneficial ownership to the (x) 27,778 shares underlying options granted his wife and (y) 221,646 shares held by the Tassinari Family Trust in excess of his pecuniary interest in such trust. Such beneficial ownership percentage is based upon 5,690,667 shares of Common Stock issued and outstanding reflecting disclosures in the Issuer’s Form 10-QSB for its quarterly period ended January 31, 2003 and Form 8-K (Date of Report: April 16, 2003).

	(ii)	As of the date of this Statement, Audrey K. Tassinari beneficially owns 1,380,140 or approximately 23.8% shares of Common Stock, which includes (A) 824,811 shares owned of record by YaYa as to which the Board of Directors of the Issuer, of which Ms. Tassinari is a member, has the power to vote pursuant to the Voting Agreement, (B) 3,698 shares of our common stock owned of record by Ms. Tassinari, her spouse and adult son as joint tenants, (C) 443,293 shares owned by the Tassinari Family Trust, a family trust in which Ms. Tassinari and her husband are trustees and beneficiaries with sole voting rights, (D) 27,778 shares issuable upon exercise of options granted to Ms. Tassinari, which shares are exercisable within the next 60 days, and (E) 80,560 shares beneficially owned by Ms. Tassinari’s husband, including 80,555 shares issuable upon exercise of options granted to Ms. Tassinari’s husband which are exercisable within the next 60 days. Ms. Tassinari disclaims beneficial ownership to the (x) 80,560 shares beneficially owned by her husband and (y) 221,647 shares held by the Tassinari Family Trust in excess of her pecuniary interest in such trust. Such beneficial ownership percentage is based upon 5,690,667 shares of Common Stock issued and outstanding reflecting disclosures in the Issuer’s Form 10-QSB for its quarterly period ended January 31, 2003 and Form 8-K (Date of Report: April 16, 2003).

	(iii)	As of the date of this Statement, Stephen K. Bannon beneficially owns 1,024,811 or approximately 17.4% shares of Common Stock, which includes (A) 824,811 shares owned of record by YaYa as to which the Board of Directors of the Issuer, of which Mr.

Bannon is a member, has the power to vote pursuant to the Voting Agreement and (B) 200,000 shares issuable upon exercise of options granted to Mr. Bannon, which shares are exercisable within the next 60 days. Such beneficial ownership percentage is based upon 5,690,667 shares of Common Stock issued and outstanding reflecting disclosures in the Issuer’s Form 10-QSB for its quarterly period ended January 31, 2003 and Form 8-K (Date of Report: April 16, 2003).

	(iv)	As of the date of this Statement, Jeanne Hood beneficially owns 902,312 or approximately 15.7% shares of Common Stock, which includes (A) 824,811 shares owned of record by YaYa as to which the Board of Directors of the Issuer, of which Ms. Hood is a member, has the power to vote pursuant to the Voting Agreement and (B) 60,834 shares issuable upon exercise of options granted to Ms. Hood, which shares are exercisable within the next 60 days. Such beneficial ownership percentage is based upon 5,690,667 shares of Common Stock issued and outstanding reflecting disclosures in the Issuer’s Form 10-QSB for its quarterly period ended January 31, 2003 and Form 8-K (Date of Report: April 16, 2003).

	(v)	As of the date of this Statement, Steven G. Barringer beneficially owns 869,811 or approximately 15.2% shares of Common Stock, which includes (A) 824,811 shares owned of record by YaYa as to which the Board of Directors of the Issuer, of which Mr. Barringer is a member, has the power to vote pursuant to the Voting Agreement and (B) 45,000 shares issuable upon exercise of options granted to Mr. Barringer, which shares are exercisable within the next 60 days. Such beneficial ownership percentage is based upon 5,690,667 shares of Common Stock issued and outstanding reflecting disclosures in the Issuer’s Form 10-QSB for its quarterly period ended January 31, 2003 and Form 8-K (Date of Report: April 16, 2003).

(b)	(i)	Ronald J. Tassinari has sole disposition and voting power with respect to 80,560 shares of Common Stock and shares investment and voting power with (A) the Board of Directors of the Issuer with respect to 824,811 shares of Common Stock, (B) with his wife with respect to 471,071 shares of Common Stock, and (C) with his wife and adult son with respect to 3,698 shares of Common Stock.

	(ii)	Audrey K. Tassinari has sole disposition and voting power with respect to 27,778 shares of Common Stock and shares investment and voting power with (A) the Board of Directors of the Issuer with respect to 824,811 shares of Common Stock, (B) with her husband with respect to 523,853 shares of Common Stock, and (C) with her husband and adult son with respect to 3,698 shares of Common Stock.

	(iii)	Stephen K. Bannon has sole disposition and voting power with respect to 200,000 shares of Common Stock and shares investment and voting power with the Board of Directors of the Issuer with respect to 824,811 shares of Common Stock.

	(iv)	Jeanne Hood has sole disposition and voting power with respect to 77,501 shares of Common Stock and shares investment and voting power with the Board of Directors of the Issuer with respect to 824,811 shares of Common Stock.

	(v)	Steven G. Barringer has sole disposition and voting power with respect to 45,000 shares of Common Stock and shares investment and voting power with the Board of Directors of the Issuer with respect to 824,811 shares of Common Stock.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

In addition, Item 5 of the R. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Items 5(a)(i), 5(b)(i), 5(c), 5(d) and 5(e) of this Schedule 13D and Item 5 of the A. Tassinari Schedule 13D is amended and supplemented to read in its entirety as set forth in the foregoing Items 5(a)(ii), 5(b)(ii), 5(c), 5(d) and 5(e) of this Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Group Schedule 13D shall read in its entirety as follows:

(a)	The Reporting Persons

YaYa acquired the Shares in connection with the sale of substantially all of its assets to YaYa Media, Inc., a wholly-owned subsidiary of the Issuer, pursuant to the Asset Purchase Agreement. The Asset Purchase Agreement provides the Issuer with the right to repurchase the Shares at a purchase price of $1.40 per share and is exercisable in whole or part. This right, exercisable at the Issuer’s sole discretion, is exercisable if YaYa Media, Inc. fails to produce a net profit for the period commencing on April 16, 2003 and terminating on April 30, 2004.

YaYa has agreed, pursuant to the Voting Agreement, to vote the Shares (as well as any other shares of Common Stock acquired by YaYa) as directed by the Board of Directors of the Issuer, whose members are the Reporting Persons, with the exception of specified transactions set forth in the Voting Agreement. In connection therewith, YaYa granted an irrevocable proxy, coupled with an interest, to Ronald J. Tassinari for the sole purpose of voting the Shares as directed by the Board of Directors of the Issuer.

(b)	Ronald J. Tassinari

Ronald J. Tassinari entered into stock option agreements with the Issuer, dated as of February 4, 2000, February 4, 2000 and April 16, 2003, each of which is being filed as an exhibit to this Statement, in connection with Issuer’s grant of options to Mr. Tassinari as set forth in Item 3.

(c)	Audrey K. Tassinari

Audrey K. Tassinari entered into a stock option agreement with the Issuer, dated as of February 4, 2000, which is being filed as an exhibit to this Statement, in connection with Issuer’s grant of options to Ms. Tassinari as set forth in Item 3.

(d)	Stephen K. Bannon

Stephen K. Bannon entered into stock option agreements with the Issuer, dated as of October 25, 2002 and April 16, 2003, each of which is being filed as an exhibit to this Statement, in connection with Issuer’s grant of options to Mr. Bannon as set forth in Item 3.

(e)	Jeanne Hood

Jeanne Hood entered into stock option agreements with the Issuer, dated as of February 4, 2000, June 28, 2001 and October 25, 2002, each of which is being filed as an exhibit to this Statement, in connection with Issuer’s grant of options to Ms. Hood as set forth in Item 3.

(f)	Steven G. Barringer

Steven G. Barringer entered into stock option agreements with the Issuer, dated as of February 6, 1998 and October 25, 2002, each of which is being filed as an exhibit to this Statement, in connection with Issuer’s grant of options to Mr. Barringer as set forth in Item 3.

In addition, Item 6 of the R. Tassinari Schedule 13D is amended and supplemented by the forgoing provisions of Item 6(a) and 6(b) of this Schedule 13D and Item 6 of the A. Tassinari Schedule 13D is amended and supplemented by the forgoing provisions of Item 6(a) and 6(c) of this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Group Schedule 13D shall read in its entirety as follows:

          Set forth below are the exhibits to this Schedule 13D.

Exhibit	Description

1	Joint Filing Agreement dated April 28, 2003 among Ronald J. Tassinari, Audrey K. Tassinari, Stephen K. Bannon, Jeanne Hood and Steven G. Barringer.*

2	Asset Purchase Agreement dated as of April 16, 2003 among YaYa, LLC, American Vantage Companies and YaYa Media, Inc. (1)

3	Voting Agreement dated as of April 16, 2003 by and between YaYa, LLC, American Vantage Companies and Ronald J. Tassinari. (1)

4	Stock Option Agreement dated as of April 16, 2003 by and between the Issuer and Ronald J. Tassinari. *

5	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Ronald J. Tassinari. *

6	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Audrey K. Tassinari. *

7	Stock Option Agreement dated as of April 16, 2003 by and between the Issuer and Stephen K. Bannon. *

8	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Stephen K. Bannon. *

9	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Jeanne Hood. *

10	Stock Option Agreement dated as of June 28, 2001 by and between the Issuer and Jeanne Hood.*

11	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Jeanne Hood.*

12	Stock Option Agreement dated as of February 6, 1998 by and between the Issuer and Steven G. Barringer.*

13	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Steven G. Barringer.*

*	Filed herewith.

(1)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on April 16, 2003.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 2003

/s/ Ronald J. Tassinari

Ronald J. Tassinari

/s/ Audrey K. Tassinari

Audrey K. Tassinari

/s/ Stephen K. Bannon

Stephen K. Bannon

/s/ Jeanne Hood

Jeanne Hood

/s/ Steven G. Barringer

Steven G. Barringer

Index to Exhibits

Exhibit	Description

1	Joint Filing Agreement dated April 28, 2003 among Ronald J. Tassinari, Audrey K. Tassinari, Stephen K. Bannon, Jeanne Hood and Steven G. Barringer.*

2	Asset Purchase Agreement dated as of April 16, 2003 among YaYa, LLC, American Vantage Companies and YaYa Media, Inc. (1)

3	Voting Agreement dated as of April 16, 2003 by and between YaYa, LLC, American Vantage Companies and Ronald J. Tassinari. (1)

4	Stock Option Agreement dated as of April 16, 2003 by and between the Issuer and Ronald J. Tassinari. *

5	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Ronald J. Tassinari. *

6	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Audrey K. Tassinari. *

7	Stock Option Agreement dated as of April 16, 2003 by and between the Issuer and Stephen K. Bannon. *

8	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Stephen K. Bannon. *

9	Stock Option Agreement dated as of February 4, 2000 by and between the Issuer and Jeanne Hood. *

10	Stock Option Agreement dated as of June 28, 2001 by and between the Issuer and Jeanne Hood.*

11	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Jeanne Hood.*

12	Stock Option Agreement dated as of February 6, 1998 by and between the Issuer and Steven G. Barringer.*

13	Stock Option Agreement dated as of October 25, 2002 by and between the Issuer and Steven G. Barringer.*

*	Filed herewith.

(1)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on April 16, 2003.